Exhibit 3.1

AMENDMENT TO

BYLAWS

OF

USMD HOLDINGS, INC.

August 29, 2016

Effective as of the date hereof, the Bylaws (the “Bylaws”) of USMD Holdings, Inc., a Delaware corporation, are hereby amended as set forth herein pursuant to Section 8.06 thereof and the Delaware General Corporation Law, as amended.

1. The following text is hereby inserted in Article VIII of the Bylaws immediately following Section 8.06:

“Section 8.07. Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Corporation, (ii) action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws of the Corporation or (iv) action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and in each case subject to said Court of Chancery (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state or federal court located within the State of Delaware) having personal jurisdiction over the indispensable parties named as defendants therein.”

2. Except as expressly amended as provided above, the Bylaws remain unmodified and in full force and effect.

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